May 2, 2008

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2007

Filed August 29, 2007

Form 10-Q for the Quarterly Period Ended December 31, 2007

Filed February 11, 2008

File No. 001-05397

Dear Mr. Krikorian:

Pursuant to our conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 24, 2008, we have amended Appendix B and Appendix C to our previous letter dated April 18, 2008. We plan on including the amended Appendix B and Appendix C in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008. No other matters in our previous letter dated April 18, 2008 have been amended. We have included the amended Appendix B and Appendix C, in their entirety, as an attachment to this letter.

Automatic Data Processing, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which was filed on August 29, 2007, and the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, which was filed on February 11, 2008. The Company understands that the comments of the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood

Melissa Walsh

Deloitte & Touche LLP

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

Appendix B

CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at March 31, 2008 and June 30, 2007 are as follows:

March 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:
Money market securities and other cash equivalents	$—	$—	$—	$—
Available-for-sale securities:
U.S. Treasury and direct obligations of U.S. government agencies	—	—	—	—
Corporate bonds	—	—	—	—
Asset-backed securities	—	—	—	—
Canadian government obligations and Canadian government agency obligations	—	—	—	—
Other securities	—	—	—	—

Total available-for-sale securities	—	—	—	—

Total corporate investments and funds held for clients	$—	$—	$—	$—

	June 30, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:
Money market securities and other cash equivalents	$7,004.4	$—	$—	$7,004.4
Available-for-sale securities:
U.S. Treasury and direct obligations of U.S. government agencies	6,010.9	1.7	(90.0)	5,922.6
Corporate bonds	3,388.6	2.0	(38.2)	3,352.4
Asset-backed securities	1,906.5	0.6	(21.1)	1,886.0
Canadian government obligations and Canadian government agency obligations	1,042.5	0.2	(22.3)	1,020.4
Other securities	1,205.8	0.7	(18.5)	1,188.0

Total available-for-sale securities	13,554.3	5.2	(190.1)	13,369.4

Total corporate investments and funds held for clients	$20,558.7	$5.2	$(190.1)	$20,373.8

Classification of corporate investments on the Consolidated Balance Sheets is as follows:

	March 31, 2008	June 30, 2007

Corporate investments:
Cash and cash equivalents	$—	$1,746.1
Short-term marketable securities	—	70.4
Long-term marketable securities	—	68.1
Total corporate investments	$—	$1,884.6

Funds held for clients represent assets that, based upon Company’s intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients have been invested in the following categories:

	March 31,	June 30,
	2008	2007
Funds held for clients:
Restricted cash and cash equivalents held to satisfy client funds obligations	$—	$5,189.2
Restricted short-term marketable securities held to satisfy client funds obligations	—	2,403.2
Restricted long-term marketable securities held to satisfy client funds obligations	—	10,827.7
Other restricted assets held to satisfy client funds obligations	—	69.1
Total funds held for clients	$—	$18,489.2

Client funds obligations represent the Company’s contractual obligations to remit funds to satisfy clients’ payroll and tax payment obligations and are recorded on the Consolidated Balance Sheets at the time that the Company impounds funds from clients. The client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. The Company has reported client funds obligations as a current liability on the Consolidated Balance Sheet totaling $XX,XXX.X million and $18,673.0 million as of March 31, 2008 and June 30, 2007, respectively. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations.

The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash inflows and outflows related to client funds investments with original maturities of 90 days or less on a net basis within “net (increase) decrease in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations” in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash flows related to the cash received from and paid on behalf of clients on a net basis within “net increase in client funds obligations” in the financing section of the Statements of Consolidated Cash Flows.

At March 31, 2008 approximately XX% of the available-for-sale securities held a AAA or AA rating, as rated by Moody’s, Standard & Poor’s and, for Canadian securities, Dominion Bond Rating Service. ADP’s investment portfolio does not include any asset-backed securities with underlying collateral of sub-prime mortgages or home equity loans, nor does it contain any collateralized debt obligations (CDOs) or collateralized loan obligations (CLOs). ADP’s investment portfolio does include senior tranches of AAA-rated, fixed rate credit card, auto loan, and other asset-backed securities.

The Company evaluates unrealized losses on available-for-sale securities for other-than-temporary impairment based upon whether the unrealized losses were interest rate related or credit related, and based upon the length of time and the extent to which the fair value for each individual security has been below cost. As of March 31, 2008, the Company determined that none of the unrealized losses were other-than-temporary.

Expected maturities of available-for-sale securities at March 31, 2008 are as follows:

Due in one year or less	$—
Due after one year to two years	—
Due after two years to three years	—
Due after three years to four years	—
Due after four years	—

Total available-for-sale securities	$—

Appendix C

ADDITIONAL FOOTNOTE TO BE ADDED

RECLASSIFICATIONS WITHIN CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF CONSOLIDATED CASH FLOWS

The Company has reclassified funds held for clients and client funds obligations that had been previously presented outside of current assets and current liabilities, respectively, within the Consolidated Balance Sheets, to current assets and current liabilities, respectively, for all periods presented. Previously presented amounts reclassified were as follows:

	June 30,
	2007	2006
Funds held for clients	$18,489.2	$17,483.9
Client funds obligations	$18,673.0	$17,787.4

This reclassification had no impact on total assets or total liabilities for any period presented.

Additionally, the Company has reclassified the net increase (decrease) in client funds obligations in the Statements of Consolidated Cash Flows from investing activities to financing activities for all periods presented. The impacts of the reclassification were as follows:

	Year ended June 30,			Nine months ended
	2007	2006	2005	March 31, 2007
Net cash flows provided by (used in) investing activities - as previously reported	$430.8	$452.2	$(437.9)	$336.2
Impact of reclassification	$(707.7)	$174.3	$(5,018.9)	$(6,225.4)
Net cash flows (used in) provided by investing activities - as reclassified	$(276.9)	$626.5	$(5,456.8)	$(5,889.2)

Net cash flows used in financing activities – as previously reported	$(1,884.4)	$(1,348.8)	$(746.5)	$(882.9)
Impact of reclassification	$707.7	$(174.3)	$5,018.9	$6,225.4
Net cash flows (used in) provided by financing activities - as reclassified	$(1,176.7)	$(1,523.1)	$4,272.4	$5,342.5

This reclassification had no impact on the net change in cash and cash equivalents or cash flows from operating activities for any period presented.

Refer to Note XX “Corporate Investments and Funds Held for Clients” for additional disclosures related to funds held for clients and client funds obligations.